

January 28, 2011

Peter Oppenheimer
Senior Vice President and Chief Financial Officer
Apple, Inc.
1 Infinite Loop
Cupertino, California 95014

> **Re: Apple Inc.**
> **Form 10-K for the Fiscal Year Ended September 25, 2010**
> **Filed on October 27, 2010**
> **File No. 000-10030**

Dear Mr. Oppenheimer:

We have reviewed your filing other than Part III and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Supply of Components, page 7

1.   You disclose that although most components essential to your business are generally available from multiple sources, you obtain certain key components from single or limited sources which subjects you to significant supply and pricing risks. Please provide additional disclosure regarding the identities of the single or limited source suppliers, the nature of the dependency on such suppliers and your analysis under Item 601(b)(10) of Regulation S-K of whether agreements with such single or limited source suppliers need to be filed as exhibits to your annual report on Form 10-K.

Item 3. Legal Proceedings, page 22

In re Apple & ATTM Antitrust Litigation, page 22

The Apple iPod iTunes Antitrust Litigation (formerly Charoensak v. Apple Computer, Inc. and Tucker v. Apple Computer, Inc.); Somers v. Apple Inc. , page 23

Vogel et al. v Jobs et al., page 23

2.   In each legal proceeding, please disclose the identity of the plaintiff and relief sought. Please see Item 103 of Regulation S-K.

Mediostream, Inc. v. Acer America Corp. et al., page 22

Mirror Worlds, LLC. v. Apple Inc., page 22

3.   In each legal proceeding, please describe the nature of each of the three patents involved in these two legal proceedings and the how the technology covered by such patents relates to your business. Please also summarize the infringement claims in each of these legal proceedings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Phil Rothenberg at (202) 551-3466 if you have any questions regarding these comments. If you thereafter require assistance, you may contact me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief